MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

August 25, 2005

3.	News Release

A press release dated August 25, 2005, disclosing in detail the material summarised in this material change report, was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on August 25, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On August 25, 2005, TransGlobe announced another successful development well on Block S-1 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

August 25, 2005

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL WELL IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, August 25, 2005 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce another successful development well on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Successful horizontal appraisal well at An Nagyah #16:
The An Nagyah #16 well was drilled to a total depth of 2,080 meters and completed as an Upper Lam oil well. The An Nagyah #16 well was tested from an 864 meter horizontal Upper Lam section at a rate of 2,520 barrels of light (43 degree API) oil per day and 1.2 million cubic feet of natural gas per day on a 52/64 inch choke at 360 psi flowing pressure. This is the fourth horizontal well drilled in the An Nagyah field. Two to three additional horizontal wells are planned to maximize recovery from the field.

The An Nagyah #16 well is pipeline connected into the An Nagyah facilities and is now on production. The drilling rig is moving to An Nagyah #17, another Upper Lam horizontal well to evaluate a potential An Nagyah northwest extension. The An Nagyah #17 surface location is approximately 900 meters north/north west of An Nagyah #4.

Production from Block S-1 has recently exceeded the initial plan of 10,000 Bopd (2,500 Bopd to TransGlobe). It is expected that production will exceed 10,000 Bopd (2,500 Bopd to TransGlobe) for the balance of the year.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & CEO	#2500, 605 –5th Avenue, S.W.,
Calgary, AB T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com